Exhibit 99.1

TD Securities to Acquire Albert Fried & Company

Prime brokerage platform acquisition will advance TD Securities' U.S. expansion

Toronto / New York, September 13, 2016 – TD Securities U.S. continues to advance its U.S growth strategy and today announced the acquisition of Albert Fried & Company (AF&Co), an established New York-based broker-dealer.

The purchase of AF&Co's services and capabilities, which include self-clearing, securities lending and a prime brokerage technology platform in its final stages of development, is expected to help drive TD Securities' long-term, profitable U.S. growth.

"Acquiring U.S. clearing and a technology platform enhances our capabilities and lays a solid foundation for us to integrate prime brokerage into our client service offering and expand our U.S. business," said Glenn Gibson, SVP & Vice Chair, TD Securities U.S. "Our plan is to complete the technology platform development with the aim to be fully operational in the prime brokerage business in 2017."

As a leader in the Canadian prime brokerage market, TD Securities will leverage its expertise and is backed by its superior client service and the Toronto-Dominion Bank Aa1 (Moody's) credit rating and strong balance sheet.

"We continue to demonstrate our commitment to enhancing our U.S. footprint and building an integrated dealer to better serve the market," said Gibson. "When some global banks are scaling back, we're growing amidst industry changes, forming efficient infrastructures to deliver a global one-stop shop for clients, all within our risk appetite."

"Finding a strong cultural fit was crucial to our decision," said Albert Fried Jr., Chief Executive Officer, Albert Fried & Company. "We're proud of our 97-year history of strong customer service and value TD Securities' client-centric approach and focus on delivering best-in-class products and services."

The U.S. prime brokerage business will be led by David Santina, Managing Director, Equities, TD Securities.

Additional Information

Focused on equity products, AF&Co offers institutional execution and trading services, including self-clearing and settlement capabilities, securities lending, custody and reporting, margin services, and prime brokerage technology.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves approximately 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 10.8 million active online and mobile customers. TD had CDN$1.2 trillion in assets on July 31, 2016. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

About TD Securities

TD Securities provides a wide range of capital market products and services to corporate, government and institutional clients who choose us for our knowledge, innovation and experience in the following key areas of finance: investment, corporate and government banking, capital markets, interest rate, currency and derivative products. TD Securities works with clients around the world and our services include the underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and executing daily trading and investment needs. To learn more about TD Securities, visit www.tdsecurities.com.

About Albert Fried & Company, LLC.

Originally founded in 1919, Albert Fried & Company, LLC established its roots as a specialist firm on the New York Stock Exchange shortly after World War I. Albert Fried & Company, LLC has since evolved into a premier ‘institutional-centric’ financial services organization, providing prime brokerage and clearing, execution, trading services and trading technology, commission management and top-level research along with other services. Albert Fried & Company is ranked 10th in the list of oldest NYSE Member Firms that remain Member Firms.

Caution Regarding Forward Looking Information

From time to time, TD makes written and/or oral forward-looking statements, including in this press release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of TD may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward- looking statements include, but are not limited to, statements regarding TD's plan to complete the technology platform development and be operational in the prime brokerage business. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may", "aim" and "could".

By their very nature, these forward-looking statements require TD to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political and regulatory environments, such risks and uncertainties - many of which are beyond TD's control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which TD operates; the ability of TD to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on TD's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which TD is exposed; the failure of third parties to comply with their obligations to TD or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance; the overall difficult litigation environment, including in the U.S.; increased competition, including through internet and mobile banking and non-traditional competitors; changes to TD's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by TD; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. With regard to TD's proposed acquisition of AF&Co, there can be no assurance that TD will realize the anticipated benefits or results of the acquisition due to a variety of factors, including: inability to complete the acquisition in the timeframe anticipated, obtain regulatory approvals of the transaction, or satisfy other closing conditions to the transaction on the proposed terms and timeframe; difficulties or delays in integrating AF&Co or higher than anticipated integration costs; lower than anticipated margins, and lower than anticipated new client account origination. TD cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect TD's results. For more detailed information, please refer to the "Risk Factors and Management" section of TD's 2015 Management's Discussion and Analysis, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to TD and TD cautions readers not to place undue reliance on TD's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this press release are set out in the 2015 MD&A under the headings "Economic Summary and Outlook", and for each business segment, "Business Outlook and Focus for 2016", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this press release represent the views of management only as of the date hereof and are presented for the purpose of assisting TD's shareholders and analysts in understanding TD's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. TD does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

For further information:

Investors: Gillian Manning, Investor Relations, 416-308-6014, Gillian.Manning@td.com

Media: Alison Ford, Corporate & Public Affairs, 416-982-5401, alison.ford@td.com

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